SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	February	2015
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc closes offering of common shares

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

Document 1

Neovasc closes offering of common shares

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Feb. 3, 2015 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) is pleased to announce the closing of its previously announced underwritten public offering of 12,075,000 common shares of the Company at a price per share of US$7.19 (the "Offering") for aggregate gross proceeds of approximately US$74,883,850 for the Company and US$11,935,400 for the Selling Securityholders (as defined below) before deducting underwriting discounts and commissions and offering expenses payable by the Company and the Selling Securityholders.

The Company offered 10,415,000 of the 12,075,000 common shares in the Offering, 1,575,000 of which were issued pursuant to the exercise in full of the over-allotment option granted by the Company to the underwriters.  The remaining 1,660,000 common shares were offered by certain directors, officers and employees of the Company (the "Selling Securityholders").

Leerink Partners LLC acted as the sole book-running manager for the Offering. Canaccord Genuity Inc. and JMP Securities LLC acted as co-lead managers for the Offering. Ladenburg Thalmann & Co. Inc. acted as co-manager for the Offering.

The Company intends to use the net proceeds of the Offering (i) to complete the TIARA-I Feasibility Study; (ii) to initiate a U.S. Investigational Device Exemption Study for Tiara; (iii) to further develop and refine Tiara; (iv) to advance the commercialization of Reducer in Europe; (v) to initiate a U.S. Investigational Device Exemption Study for Reducer; and (vi) for general corporate purposes.

The securities described above were offered pursuant to a shelf registration statement (including a prospectus) previously filed with and declared effective by the Securities Exchange Commission ("SEC") on May 14, 2014 and a corresponding Canadian base shelf prospectus dated May 13, 2014, filed with the securities regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, Canada. All securities sold in the Offering were sold only in the United States. A final prospectus supplement relating to the Offering was filed with the SEC and with the securities regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, Canada.  A copy of the final prospectus supplement and accompanying prospectus relating to the Offering are available for free on the SEC's website at http://www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to the Offering may be obtained from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA, 02110, or by phone at 1-800-808-7525, ext. 4814, or by email at Syndicate@leerink.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. None of the underwriters of the Offering is registered as a dealer in any Canadian jurisdiction and accordingly, the underwriters only sold the offered shares in the United States.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ technology in development for the transcatheter treatment of mitral valve disease, the Neovasc Reducer™ for the treatment of refractory angina and a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves.

Forward Looking Statements

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; our anticipated use of proceeds, a history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian securities regulators. No assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 13:00e 03-FEB-15